Pacific City Financial Corporation

3701 Wilshire Boulevard, Suite 900

Los Angeles, CA 90010

August 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4720

Washington, D.C. 20549

Attention: Mr. Eric Envall

Re:	Pacific City Financial Corporation
Registration Statement on Form S-1
333-226208

Dear Mr. Envall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pacific City Financial Corporation (the “Company”), as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement on Form S-1 (Registration No. 333-226208), as amended, be accelerated so that it will be declared effective at 4:00 p.m. (Washington, D.C. time) or as soon as practicable thereafter on Thursday, August 9, 2018. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Kenneth E. Moore of Staurt|Moore|Staub to orally modify or withdraw this request for acceleration. Please contact Mr. Moore at (805) 545-8590 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours, Pacific City Financial Corporation

/s/ Henry Kim
Henry Kim President and Chief Executive Officer